UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 30)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

Mark T. Pulte

William J. Pulte Trust

41 South East 5th Street

Boca Raton, Florida 33432

(561) 272-6852

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,383,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,383,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,383,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

Karen J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,383,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000
	10	SHARED DISPOSITIVE POWER

17,383,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,483,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

Mark T. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,470,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,383,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,470,500
	10	SHARED DISPOSITIVE POWER

17,383,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,853,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 745867101

The following constitutes Amendment No. 30 to the Schedule 13D filed by the undersigned (“Amendment No. 30”). This Amendment No. 30 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Shares held in the Pulte Trust were contributed to the Pulte Trust by William J. Pulte, the founder of PHM. Certain Common Shares held in the Pulte Trust were also received as an indirect distribution from a separate trust. The Common Shares directly owned by Mark T. Pulte were received as a gift from William J. Pulte. The Common Shares directly owned by Karen J. Pulte were purchased with personal funds. The aggregate purchase price of the 100,000 Common Shares directly owned by Karen J. Pulte is $2,569,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 280,861,332 Common Shares outstanding as of October 18, 2018, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2018.

As of the close of business on January 22, 2019, 17,383,381 Common Shares were held in the Pulte Trust, Karen J. Pulte directly owned 100,000 Common Shares and Mark T. Pulte directly owned 1,470,500 Common Shares, constituting approximately 6.2%, less than 1% and less than 1%, respectively, of the Common Shares outstanding.

Karen J. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 17,383,381 Common Shares beneficially owned by the Pulte Trust, which, together with the 100,000 Common Shares she directly owns, constitutes approximately 6.2% of the Common Shares outstanding.

Mark T. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 17,383,381 Common Shares beneficially owned by the Pulte Trust, which, together with the 1,470,500 Common Shares he directly owns, constitutes approximately 6.7% of the Common Shares outstanding.

(b)       Each of the Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to vote or direct the vote of the Common Shares held in the Pulte Trust. The Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to dispose or direct the disposition of the Common Shares held in the Pulte Trust, which includes 5,361,832 Common Shares that have been pledged as collateral for certain loan obligations of the Pulte Trust, as has previously been disclosed.

Karen J. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares she directly owns.

Mark T. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares he directly owns.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

5

CUSIP No. 745867101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 30, 2018, Pulte Trust repaid in full a loan in the principal amount of $23,685,075 that was entered into in connection with a refinancing transaction entered into on May 31, 2017 (as described in Amendment No. 26 to the Schedule 13D). As was previously disclosed, a total of 1,800,000 Common Shares were pledged as collateral in connection with such transaction and Pulte Trust entered into the following collar at the time of the transaction: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which had an exercise price of $30.1500 per Common Share and expired on July 25, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which had an exercise price of $13.4425 per Common Share and expired on July 25, 2018. Following its expiration, the collar transaction was cash-settled upon Pulte Trust making a cash payment to the counterparty. The 1,800,000 Common Shares are no longer pledged as collateral for any obligation.

On July 31, 2018, Pulte Trust repaid in full a loan in the principal amount of $24,933,532 that was entered into in connection with a refinancing transaction entered into on June 2, 2017 (as described in Amendment No. 26 to the Schedule 13D). As was previously disclosed, a total of 1,800,000 Common Shares were pledged as collateral in connection with such transaction and Pulte Trust entered into the following collar at the time of the transaction: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which had an exercise price of $30.7075 per Common Share and expired on July 26, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which had an exercise price of $14.1524 per Common Share and expired on July 26, 2018. Following its expiration, the collar transaction was cash-settled upon Pulte Trust making a cash payment to the counterparty. The 1,800,000 Common Shares are no longer pledged as collateral for any obligation.

On November 7, 2018, Pulte Trust repaid in full a loan in the principal amount of $39,789,570 that was entered into in connection with the January 2017 Refinancing Transaction (as defined and described in Amendment No. 23 to the Schedule 13D). As was previously disclosed, a total of 3,413,900 Common Shares were pledged as collateral in connection with the January 2017 Refinancing Transaction and Pulte Trust entered into the following collar at the time of the transaction: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 3,413,900 Common Shares, which had an exercise price of $24.5860 per Common Share and expired on November 14, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 3,413,900 Common Shares, which had an exercise price of $12.2124 per Common Share and expired on November 14, 2018. Following its expiration, the collar transaction was cash-settled upon Pulte Trust making a cash payment to the counterparty. The 3,413,900 Common Shares are no longer pledged as collateral for any obligation.

As previously disclosed, in connection with the February 2017 Refinancing Transaction (as defined and described in Amendment No. 24 to the Schedule 13D), Pulte Trust entered into the following collar: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $26.50 per Common Share and expires in equal installments on 4 consecutive trading days commencing on January 25, 2019; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $15.55 per Common Share and expires in equal installments on 4 consecutive trading days commencing on January 25, 2019. On January 18, 2019 and January 22, 2019, Pulte Trust repurchased call options referencing an aggregate of 900,000 Common Shares for an aggregate of $450,000, such that a total of 900,000 Common Shares underlying such call options remain.

6

CUSIP No. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2019

WILLIAM J. PULTE TRUST DTD 01/26/90, AS AMENDED

By:	/s/ Karen J. Pulte
	Name:	Karen J. Pulte
	Title:	Co-Trustee

By:	/s/ Mark T. Pulte
	Name:	Mark T. Pulte
	Title:	Co-Trustee

/s/ Karen J. Pulte
KAREN J. PULTE

/s/ Mark T. Pulte
MARK T. PULTE

7

CUSIP No. 745867101

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

William J. Pulte Trust

Sale of Common Stock	(300,000)	26.0138	11/26/2018
Sale of Common Stock	(250,000)	28.2990	01/07/2019
Sale of Common Stock	(250,000)	28.7897	01/09/2019
Sale of Common Stock	(250,000)	29.0575	01/09/2019
Sale of Common Stock	(250,000)	26.8408	01/17/2019
Sale of Common Stock	(30,400)	27.0043	01/17/2019

KAREN J. Pulte

Sale of Common Stock	(134,606)	25.6600	11/21/2018
Purchase of Common Stock	100,000	25.6900	11/21/2018